www.excellonresources.com

EXCELLON REPORTS 2018 ANNUAL AND FOURTH QUARTER
FINANCIAL RESULTS

Toronto, Ontario – March 21, 2019 – Excellon Resources Inc. (TSX:EXN; OTC:EXLLF) (“Excellon” or the “Company”) is pleased to report financial results for the three- and twelve-month periods ended December 31, 2018.

2018 Financial and Operational Highlights (compared to 2017)

●	Revenue of $24.3 million (2017 – $21.2 million)
●	Silver equivalent (“AgEq”) production of 1.9 million ounces (2017 – 1.5 million AgEq ounces)
●	AgEq ounces payable of 1.6 million ounces (2017 – 1.3 million AgEq ounces payable)
●	Gross profit of $0.7 million (2017 – $0.4 million)
●	Total cash cost per Ag oz payable of $9.48 (2017 – $10.38)
●	All-in sustaining cost per Ag oz payable (“AISC”) of $20.69 (2017 – $27.97)
●	Net loss of $7.7 million or $0.08/share (2017 – Net loss of $5.7 million or $0.07/share)
●	Net working capital totaled $7.9 million at December 31, 2018 (December 31, 2017 – $13.8 million)

Q4 2018 Financial and Operational Highlights (compared to Q4 2017)

●	Revenue of $6.0 million (Q4 2017 – $7.1 million)
●	Production of 509,043 AgEq ounces (Q4 2017 – 475,007 AgEq ounces)
●	AgEq ounces payable of 408,235 AgEq ounces (Q4 2017 – 435,924 AgEq ounces payable)
●	Gross loss of $0.3 million (Q4 2017 – profit of $1.0 million)
●	Net loss of $4.2 million or $0.04/share (Q4 2017 – net income of $1.6 million or $0.02/share)
●	Total cash cost per Ag oz payable of $11.76 (Q4 2017 – $6.27), a reflection of lower byproduct credits and prices, as well as higher electricity costs
●	AISC per Ag oz payable of $21.06 (Q4 2017 – $18.42)

“We made good operational improvements at Platosa during 2018, though lower metal prices and higher electricity prices during the second half of the year were a significant headwind on the business,” stated Brendan Cahill, President and CEO. “During 2019, we intend to continue increasing productivity and focusing on cost reduction by accessing lower electricity rates through the private market and improving our milling operation. During Q4, electricity accounted for 38% of our operating cost – lowering this input is an important opportunity. In this metal price and cost environment, we simply must do better.”

Mr. Cahill continued, “Working with external consultants, we have been upgrading our processing facility at Miguel Auza in advance of the bulk sample from Hecla’s San Sebastian Mine. The bulk sample size has been increased to 25,000 tonnes and has begun arriving. During the upgrade and commissioning, we periodically paused milling operations and as a result we expect to have a large stockpile of unmilled ore at the end of the quarter, which will be milled in April, with the delay affecting metal production in Q1 2019. Mine production has been strong at 227 tonnes-per-day to date in the quarter.”

“As further described below and in our MD&A, security in the Miguel Auza area has recently deteriorated. During investigation of certain incidents late last year, we learned that a portion of our concentrate had been stolen while in transit from Miguel Auza to the port at Manzanillo. We have taken remediative steps to prevent further incidents and we are working with the Mexican authorities to improve security in the region.”

“Looking ahead, we plan to follow up on the exploration successes achieved in 2018, with strong results from Platosa and the first drill program at Miguel Auza (Evolución) since 2010, successfully growing the mineralized system to depth and along strike. High priority drill targets to be tested during 2019 include Jaboncillo and PDN on the Platosa property and further drilling on Evolución. Drilling at Jaboncillo, 11 kilometres northwest of the Platosa mine, begins early in the second quarter.”

Financial Results

Financial results for the three- and twelve-month periods ended December 31, 2018 and 2017 as follows:

(‘000s of USD, except amounts per share and per ounce)	Q4 2018	Q4 2017	2018	2017
Revenue (1)	5,955	7,123	24,313	21,208
Production costs	(5,213)	(4,796)	(19,566)	(16,978)
Depletion and amortization	(1,004)	(1,277)	(4,016)	(3,831)
Cost of sales	(6,217)	(6,073)	(23,582)	(20,809)
Gross profit (loss)	(262)	1,050	731	399

Corporate administration	(595)	(1,159)	(4,521)	(4,228)
Exploration	(1,115)	(345)	(3,897)	(1,909)
Other	51	(415)	4	1,840
Recovery (impairment)		(568)		(568)
Net finance cost	203	820	1,899	(2,262)
Income tax recovery	(2,432)	2,170	(1,916)	1,037
Net income (loss)	(4,150)	1,553	(7,700)	(5,691)
Income (loss) per share – basic	(0.04)	0.02	(0.08)	(0.07)

Cash flow from (used in) operations (2)	(1,507)	571	(2,908)	(699)
Cash flow from (used in) operations per share – basic	(0.02)	(0.01)	(0.03)	(0.01)

Production cost per tonne (3)	244	267	242	266
Cash cost per payable silver ounce ($/Ag oz)	11.76	6.27	9.48	10.38
All-in sustaining cost (“AISC”) per silver ounce payable ($/Ag oz)	21.06	18.42	20.69	27.97

(1)	Revenues are net of treatment and refining charges.
(2)	Cash flow from operations before changes in working capital.
(3)	Production cost per tonne includes mining and milling costs excluding depletion and amortization.

The operation improved during 2018, with dry mining conditions, improved ground control and record tonnage processed at the Miguel Auza processing facility. Production from multiple ore faces in the Rodilla, 623, Guadalupe South and Pierna mantos resulted in total production of 1.9 million AgEq ounces. The Company continues to identify and pursue opportunities to increase metal production and daily tonnage while maintaining ore grades.

Annual net revenues increased by 15% to $24.3 million (2017 – $21.2 million) as AgEq payable ounces increased by 22% to 1,642,519 oz (2017 – 1,345,500 oz). In Q4 2018, net revenues fell by 16% to $6.0 million (Q4 2017 – $7.1 million) due to significantly lower metal prices and lower AgEq ounces payable of 408,235, the latter due to deliveries made just after year-end.

Cost of sales, including depletion and amortization, increased 13% in 2018 compared to 2017 due to increased production and electricity cost and was comparable between Q4 2018 and Q4 2017. During 2018, electricity prices in Mexico increased from approximately $0.06/kWh in late 2017/early 2018 to as high as $0.13/kWh during Q4 2018, before decreasing to a current price of $0.09/kWh. Electricity price has a material impact on operating costs due to the significant pumping required for the Platosa operation, as demonstrated by the impact increased prices had on Q4 2018 operating costs, with electricity expense of $2.0 million or 61% higher relative to Q4 2017. The Company is currently reviewing offers for lower cost supply in the private market; however, such an arrangement may require up to 12 months to become effective. Additionally, the market for zinc concentrate has changed significantly since mid-2018, with treatment charges (“TCs”) for zinc concentrate increasing materially due to increased production of complex concentrates globally and decreased zinc smelter capacity. While the zinc TCs have returned to historical norms from the exceptionally low range of recent years, the increase is expected to negatively impact revenue by $1-$2 million during 2019 relative to 2018 depending on production volumes and metal prices.

The Company recorded a net loss of $7.7 million in 2018 (2017 – net loss of $5.7 million), with the contributors being increased cost of sales and exploration expenditures, the reversal of deferred tax assets for expired loss carryforwards and lower realized metal prices. Contributors to increased net loss of $4.2 million in Q4 2018 (Q4 2017 – net income of $1.6 million) included increased exploration expenditures and the reversal of deferred tax assets noted above.

Cash general and administrative expenses increased by 7% in 2018 compared to 2017 to $3.1 million from $2.9 million due to increased corporate development, legal and regulatory expenses. In Q4 2018, expenses were down by 50% as a $0.3 million stock-based compensation recovery was recognized in the quarter compared to a $0.3 million stock-based compensation expense in Q4 2017. The net recovery was a reversal of previously recognized stock-based compensation expenses for certain performance-based RSUs that ultimately did not vest before expiry. Cash general and administrative expenses for Q4 2018 were slightly higher due to increased corporate development, legal and regulatory fees.

Exploration expenditures totaled $3.9 million in 2018 as drilling increased at Platosa and commenced at Evolución. During 2018, surface drilling totaled 11,034 metres at Platosa and 6,396 metres at Miguel Auza (2017 – 2,475 metres of surface drilling at Platosa), both of which were expensed in each period. Underground drilling during 2018 totalled 6,396 metres (2017 – 6,843 metres). In total, the Company drilled 25,271 metres in 2018 (2017 – 9,318 metres).

Cash costs net of by-products per silver ounce payable (or Total Cash Costs) improved in 2018 to $9.48 compared to $10.38 in 2017 due to a 21% increase in silver ounces payable. In Q4 2018, costs were higher as a result of higher production costs and lower byproduct credits and prices.

The Company’s AISC for 2018 improved by 26% to $20.69 compared to 2017, due to 11% lower sustaining capital expenditures and a 23% increase in payable silver ounces. Excluding non-cash items, AISC was $18.82 during 2018. AISC in Q4 2018 was impacted by higher cash costs as described above. AISC in Q4 2018, excluding non-cash items was $21.93, a higher amount due to stock option expense reversal recognized in the quarter.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and (non-cash) environmental reclamation costs, all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

All financial information is prepared in accordance with IFRS, and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this press release should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018 and associated management discussion and analysis (“MD&A”) which are available from the Company’s website at www.excellonresources.com and under the Company’s profile on SEDAR at www.sedar.com.

The discussion of financial results in this press release includes references to “cash flow from operations before changes in working capital items”, “production cost per tonne”, “cash cost per silver ounce payable”, and “AISC per silver ounce payable”, which are non-IFRS performance measures. The Company presents these measures to provide additional information regarding the Company’s financial results and performance. Please refer to the Company’s MD&A for the year ended December 31, 2018, for a reconciliation of these measures to reported IFRS results.

Production Highlights

Mine production for the periods indicated below were as follows:

	Q4	Q4
	2018	2017	2018	2017
Tonnes of ore produced:	16,570	16,114	57,475	57,165
Tonnes of ore processed:	16,132	15,203	56,874	54,425
Tonnes of historical stockpile processed:	5,209	2,775	24,130	9,316
Total tonnes processed:	21,341	17,978	81,004	63,742
Ore grades:
Silver (g/t)	556	467	488	429
Lead (%)	4.90	4.19	4.87	4.12
Zinc (%)	6.07	6.49	6.90	5.92
Historical stockpile grades:
Silver (g/t)	152	191	163	181
Lead (%)	1.49	1.72	1.55	1.55
Zinc (%)	1.57	2.09	1.95	1.69
Blended head grade (ore and historical stockpiles):
Silver (g/t)	458	424	391	393
Lead (%)	4.07	3.81	3.88	3.75
Zinc (%)	4.97	5.81	5.42	5.30
Recoveries:
Silver (%)	89.7	90.3	89.2	89.3
Lead (%)	81.2	80.0	79.4	80.9
Zinc (%)	79.4	82.2	80.8	81.4
Production:(1)
Silver – (oz)	274,324	223,349	917,714	718,460
AgEq ounces (oz)(2)	509,043	475,007	1,929,092	1,470,650
Lead – (lb)	1,498,851	1,198,286	5,446,218	4,241,225
Zinc – (lb)	1,824,406	1,897,894	7,894,186	6,059,922
Payable:(3)
Silver ounces – (oz)	242,857	206,400	805,550	667,370
AgEq ounces (oz) (2)	408,235	435,924	1,642,519	1,345,500
Lead – (lb)	1,401,515	1,170,595	5,073,038	4,134,184
Zinc – (lb)	1,021,891	1,669,739	6,075,147	5,219,258
Realized prices:(4)
Silver – ($US/oz)	14.74	16.32	15.37	16.73
Lead – ($US/lb)	0.89	1.14	0.98	1.08
Zinc – ($US/lb)	1.17	1.45	1.28	1.37

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates.
(3)	Payable metal is based on the metals shipped and sold during the period and may differ from production due to these reasons.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

During 2018, Platosa completed the transition to pillarless mining, using cut and fill in steeply dipping areas and drift and fill in shallow dipping areas. Cemented rock fill is being used to construct pillars, which has the effect of increasing mining recovery. Additionally, the Company commenced extraction of historical pillars to recover ore that had previously been left behind. Dry mining conditions have allowed Platosa to realize the benefits of productivity gained through working multiple faces.

The Company entered a toll milling arrangement in Q1 2018 with Hecla to process ore from the San Sebastian Mine, 42 kilometres northwest of the Miguel Auza mill. The bulk sample was recently increased to 25,000 tonnes, which began arriving at site in late Q1 2019 with processing to commence in early Q2 2019. Assuming successful results from the bulk sample, the formal commercial milling arrangement will commence in due course. During the upgrade and commissioning, milling operations were periodically paused and as a result a large stockpile of ore will remain unmilled at the end of Q1 and will be milled in early Q2. This delay will affect metal production in Q1 2019. Recoveries during Q1 2019 are expected to be temporarily affected when compared to recent periods, reflecting the testing phase of the new flow sheet.

Concentrate Theft

In advance of the the change in federal government in Mexico in December 2018, the Company recognized a deterioration in security around Miguel Auza, the location of the Company’s processing facility, including threats to certain of the Company’s employees. A preliminary investigation of these threats uncovered a scheme involving the theft of concentrate by criminal elements while in transit from Miguel Auza to Manzanillo from 2016 to October 2018. The amount and value of concentrate stolen remains uncertain; however, it is currently estimated that scheme impacted the Company’s revenues by approximately 10% per year during the impacted period. Investigations indicated that three employees were involved in facilitating and concealing the theft; these employees have been terminated. The Company retained experienced consultants to assist with investigations and developed an action plan to enhance the security footprint at Platosa and Miguel Auza and strengthen internal procedures. Additionally, the Company is working with Mexican authorities to improve security regionally around Miguel Auza. The underlying security situation in the area appears to have calmed. Nevertheless, the Company remains vigilant to protect the safety of its employees and contractors and to ensure its business is not further impacted.

Annual Meeting

The annual meeting (the “Meeting”) of Excellon shareholders will be held at 4:00 p.m. (ET) on May 9, 2019 at the Albany Club (Presidents’ Room) 91 King Street East, Toronto, Ontario M5C 1G3. Shareholders as of March 22, 2019 will be entitled to attend and vote their shares at the Meeting. The Management Information Circular and materials related to the Meeting will be available on the Company website and SEDAR on or about April 8th pursuant to Notice and Access rules.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

Additional details on the La Platosa Mine and the rest of Excellon’s exploration properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Rupy Dhadwar, Chief Financial Officer
(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.